SINOCLEAN ENERGY, INC.

Room 1502, Building D, Wangzuo International City Building

No. 3 Tangyuan Road, Gaoxin District

Xi’an, Shaanxi Province, People’s Republic of China

February 6, 2012

U.S. Securities and Exchange Commission

Washington, DC 20549-4631

Attn: Mr. Rufus Decker

RE:	Sino Clean Energy, Inc.
Form 10-K for Fiscal Year ended December 31, 2010 Filed April 5, 2011 Form 10-Q for Fiscal Quarter ended June 30, 2011 Filed August 15, 2011 Form 8-K Filed August 23, 2011 File No. 1-34773

Mr. Decker:

With respect to comment 1 in the Staff’s Letter, dated December 27, 2011, and our response filed with the Commission on January 18, 2012, we agree that a Form 4/A reflecting all transfers by Mr. Zhou Peng that were not timely reported in the past, will be filed no later than February 10, 2012. We also agree that we will include in the Form 10-K for the fiscal year ended 2011 all disclosures relating to the transfers made by Mr. Zhou and we will not check the box on the front cover of the Form 10-K relating to the nondisclosure of delinquent filers pursuant to Item 405 of Regulation S-K in the Form 10-K.

Please direct any comments or questions regarding the foregoing to Tahra T. Wright, at Loeb & Loeb LLP. Her contact number is 212-407-4122.

Thank you for your consideration.

Sincerely,

SinoClean Energy, Inc.

By: /s/ Baowen Ren
Name: Baowen Ren

Title: Chief Executive Officer